                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1993

                         Commission file number 1-3560

                            P.H. GLATFELTER COMPANY
          STOCK PURCHASE PLAN FOR HOURLY EMPLOYEES - ECUSTA DIVISION
          ----------------------------------------------------------
                           (Full title of the plan)


                           P. H. GLATFELTER COMPANY
                             228 South Main Street
                            Spring Grove, PA  17362
                   -----------------------------------------
                     (Name of the issuer of the securities
                       held pursuant to the plan and the
                  address of its principal executive office)

[LETTERHEAD OF DELOITTE & TOUCHE]

INDEPENDENT AUDITORS' REPORT

P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees - Ecusta
Division:

We have audited the accompanying statement of assets available for plan benefits as of December 31, 1993, of the P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees - Ecusta Division (the "Plan") and the related statement of changes in assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits as of December 31, 1993, and the changes in assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE

February 18, 1994

P.H. GLATFELTER COMPANY STOCK PURCHASE PLAN
FOR HOURLY EMPLOYEES - ECUSTA DIVISION

STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1993
- ---------------------------------------------------------------------------

ASSETS

Contributions receivable                                       $   2,087

Investments at fair value - P.H. Glatfelter common stock-
  23,409 shares at cost of $407,256 (Note 1)                     440,382
                                                                 -------

TOTAL ASSETS                                                   $ 442,469
                                                                 =======

See notes to financial statements.

P.H. GLATFELTER COMPANY STOCK PURCHASE PLAN
FOR HOURLY EMPLOYEES - ECUSTA DIVISION

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1993
- ----------------------------------------------------------------------------

ADDITIONS (Note 2):
 Employee contributions                              $ 388,611
 Employer contributions                                 34,806
 Dividend income                                         6,116
                                                       -------
        Total Additions                                429,533
                                                       -------

DEDUCTIONS:
 P.H. Glatfelter Company common stock
   at fair market value at distribution date (Note 1)   16,401
 Dividends paid to participants (Note 2)                 6,116
 Cash paid for fractional shares                         1,296
                                                       -------
        Total deductions                                23,813
                                                       -------
                                                       405,720

UNREALIZED APPRECIATION IN MARKET
 VALUE OF INVESTMENTS (Notes 1 and 3)                   36,881

DEFICIENCY OF MARKET VALUE TO
 COST OF DISTRIBUTED STOCK (Notes 1 and 3)                (132)
                                                       -------

NET INCREASE IN ASSETS AVAILABLE
 FOR PLAN BENEFITS                                     442,469

PLAN ASSETS, BEGINNING OF YEAR                               0
                                                       -------

ASSETS AVAILABLE FOR PLAN
 BENEFITS, END OF YEAR                               $ 442,469
                                                       =======

Seen notes to financial statements.

P. H. GLATFELTER COMPANY STOCK PURCHASE PLAN
FOR HOURLY EMPLOYEES - ECUSTA DIVISION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1993


1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION - The accounting records of the P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees - Ecusta Division (the "Plan") are maintained on the accrual basis. Employee contributions and related employer required matching contributions are accrued monthly when withheld from the employees pay and recognized quarterly when such accrual is invested in the common stock of the Company.

    INVESTMENTS - The fair market value of the investments is determined by the use of the average of the high and low sales price on the last business day of the year for the Company's common stock on the American Stock Exchange. Distributions of stock to participants who have withdrawn shares or have terminated from the Plan are recorded at market value at distribution date for financial statement purposes. The difference between December 31 market value and the cost of Glatfelter common stock purchased is reflected in the statement of changes in assets available for plan benefits as unrealized appreciation in the aggregate market value of investments.

2.  DESCRIPTION OF PLAN

    The P. H. Glatfelter Company Stock Purchase Plan for Hourly Employees - Ecusta Division was formed effective January 1, 1993 and is an employee benefit Plan that offers eligible employees the opportunity to purchase shares of the Company's common stock through regular payroll deductions. Participation in the Plan is limited to permanent hourly employees of the Ecusta Mill, with a minimum of two years continuous service. Participation in the Plan is entirely voluntary.

    Participants may elect to contribute an amount which is not less than 1% nor more than 10% of annual plan compensation. The employer may elect to contribute an amount equal to 10% of the participant's contribution for the first 6% of the participant's base compensation that is contributed to the Plan.

    As of December 31, 1993 there were 219 employees participating in the Plan.

    All contributions are invested in P. H. Glatfelter Company common stock and are purchased from either unissued shares or treasury shares effective on the last day of each calendar quarter at a purchase price equal to the average of the high and low prices on the American Stock Exchange on the last business day of the calendar quarter.

    The Company has the right to amend or terminate the Plan at any time.

    All dividends paid in respect to the shares held by the Plan are distributed currently to the participants.

3.  TRANSACTIONS WITH PARTIES IN INTEREST

    During 1993, the Plan purchased from P.H. Glatfelter Company 24,345 shares of its common stock, at a cost of $423,789. The price paid for these shares was the average of the high and low prices per share, as listed on the American Stock Exchange, for the last business day of the quarter of purchase.

    Administrative costs of the Plan are paid by the Company.

4.  TAX STATUS, ETC.

    The Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

    The Company's contributions, dividends paid and gain (loss) on sale of stock are treated as taxable to the participants; accordingly, the Company withholds from the participants' compensation all required federal, state and local taxes on income.


                                  * * * * * *

                                  SIGNATURES


            Pursuant to the requirements of the Securities Exhange
        Act of 1934, the Board of Directors has duly caused this Annual
       Report to be signed by the undersigned hereunto duly authorized.

                                              P. H. GLATFELTER COMPANY
                                              STOCK PURCHASE PLAN FOR HOURLY
                                               EMPLOYEES - ECUSTA DIVISION



March 31, 1994                                By:/s/ ROBERT S. WOOD
                                                 -------------------------
                                                     Robert S. Wood
                                                     Plan Administrator

                                 EXHIBIT INDEX

             Consent of Independent Certified Public Accountants.